SAMARITAN PHARMACEUTICALS, INC.
                     101 Convention Center Drive, Suite 310
                             Las Vegas, Nevada 89109


January 26, 2007


Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Samaritan Pharmaceuticals, Inc.
         File No. 333-130359

Dear Mr. Riedler:

         At the request of the SEC, we are providing this letter in response to your stated requests made in your letter dated January 11, 2007 regarding Samaritan Pharmaceuticals, Inc. Post-Effective Amendment No.1 to the Registration Statement on Form S-1 filed on January 9, 2007, File Number 333-130356. We are providing the following letter containing our responses.

Form S-1

Executive Compensation, page 48

Comment 1: Please revise your Executive Compensation section to include disclosure for the fiscal year ended December 31, 2006.

Response: We have revised the Executive compensation section to include disclosure for the fiscal year ended December 31, 2006.

Comment 2. Please revise your Executive Compensation section so that it complies with the new executive compensations rules. Please see Release No. 33-8723A.

Response: We have revised the Executive Compensation section so that it complies with the new executive compensation rules.

The information provided herein is provided in response to your letter dated January 11, 2007. Please feel free to contact me if you have any questions or need additional information. Thank you.

Sincerely,



Eugene J. Boyle
CFO/COO